DLA Piper UK LLP Beijing Representative Office

20th Floor, South Tower, Beijing Kerry Center

1 Guanghua Road, Chaoyang District

Beijing 100020, China

T +86 10 8520 0600

F +86 10 8520 0700

www.dlapiper.com

January 31, 2025

Via EDGAR

Division of Corporate Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Dave Edgar
Ms. Kathleen Collins
Ms. Lauren Pierce
Mr. Matthew Derby

Re:	GIBO Holdings Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-4
Confidentially Submitted November 25, 2024
CIK No. 0002034520

Dear Mr. Edgar, Ms. Collins, Ms. Pierce and Mr. Derby:

On behalf of our client, GIBO Holdings Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 10, 2024 on the Company’s Draft Registration Statement on Form F-4 previously submitted on November 25, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission for confidential review. As the Company expects to complete the business combination by the end of February 2025, we would greatly appreciate it if the Staff could review the Revised Draft Registration Statement and revert any additional comments at your earliest convenience.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Draft Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-4 submitted November 26, 2024

Cover Page

1.	We note your response to prior comment 3 but do not see corresponding revisions to the cover page disclosure. Please revise to disclose the amount of securities issued or to be issued to the SPAC sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction. Please also disclose whether this securities issuance may result in a material dilution of the equity interests of non-redeeming shareholders who hold the securities until the consummation of the de-SPAC transaction. Refer to Item 1604(a)(3) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on the cover page of the Revised Draft Registration Statement.

Frequently Used Terms

“Monthly Active Users” or “MAUs”, page 6

2.	You state that you are unable to quantify or eliminate duplicate monthly active users (MAUs). To the extent similar restrictions apply to your other metrics such as “Registered users,” please revise your definitions accordingly.

In response to the Staff’s comment, we have revised the disclosure on page 6 of the Revised Draft Registration Statement.

In addition, address the following:

● Revise your definition of MAUs to remove the word “able” where you state GIBO is “unable able to quantify or eliminate duplicates.”

In response to the Staff’s comment, we have revised the disclosure on page 5 of the Revised Draft Registration Statement.

● You state on page 209 when a user registers on your platform, they provide various information including their date of birth. Explain why your definition of MAUs states that you do not require a user to provide personally identifiable information to get access to the platform, or revise as necessary.

In response to the Staff’s comment, we have revised the disclosure on page 216 of the Revised Draft Registration Statement.

● Disclosure on page 199 refers to 26.7 million MAUs on your platform. Explain how you determine MAUs for the year. In this regard, clarify whether such amount represents MAUs as of the last month of the period presented or an average of the MAUs throughout the period.

We note the Staff’s comment and respectfully clarify to the Staff that, MAUs for a period represents an average of MAUs throughout such period. In response to the Staff’s comment, we have revised the disclosure on pages 5, 27, 206, 207, 211, and 222 of the Revised Draft Registration Statement.

● Revise the definition of “Registered users” to disclose the period that you began registering users on your platform. Also, describe how, or if, you address dormant users.

In response to the Staff’s comment, we have revised the disclosure on page 6 of the Revised Draft Registration Statement.

● Revise to include a risk factor addressing your inability to quantify duplicate MAUs and the potential for overstating this measure. Similar revisions should be made with regard to other metrics, as applicable.

In response to the Staff’s comment, we have revised the disclosure on page 74 of the Revised Draft Registration Statement, in the risk factor headed “our key operating metrics and certain other operational data in this proxy statement/prospectus are subject to assumptions, limitations and inherent challenges in measurement, and may not provide an accurate indication of our future or expected results.”

Questions and Answers about the Proposal

What shall be the relative equity stakes of BUJA shareholders in PubCo upon completion of the Business Combination, page 10

3.	We note your revised disclosures in response to prior comment 5. Please revise to include separate tabular disclosure to address the requirements of Item 1604(c) of Regulation S-K. Ensure such disclosure includes the following for each selected redemption level, as applicable

● Disclose the number of BUJA’s ordinary shares outstanding as of their most recent balance sheet included in the filing, as adjusted to give effect to any consummated transactions, such as redemptions, since the most recent balance sheet. Ensure disclosures clearly describe any assumed adjustments.

● Include the net tangible book value as calculated from BUJA’s most recent balance sheet included in the filing. In your response, provide us with the calculations that support such disclosure.

● Include separate line items in the table that give effect to material probable or consummated transactions (other than the completion of the de-SPAC transaction) to arrive at adjusted net tangible book value. Such adjustments may include items such as transaction expenses to be paid by BUJA that are not included in the most recent financial statements, trust account balance at different redemption levels, repayments to Sponsor, etc.

● Separately disclose net tangible book value per share as of the BUJA’s most recent balance sheet date and net tangible book value per share, as adjusted. Such calculations should not include any shares that will be issued to GIBO shareholders as part of the business combination transaction.

● Disclose dilution, which should be calculated as the difference between the offering price in BUJA’s initial registered offering and the net tangible book value per share, as adjusted.

● Describe each material potential source of future dilution on net tangible book value per share, such as the exercise of warrants, outside of the table.

● Remove any reference to “pro forma” in the revised dilution table. Refer to footnote 291 of SEC Release No. 33-11265.

In response to the Staff’s comment, we have revised the disclosure on pages 10 through 14 of the Revised Draft Registration Statement.

What happens if the Business Combination is not consummated?, page 22

4.	Ensure your discussion of the Business Combination deadline is consistent throughout the filing. In this regard, your disclosures here refer to a current extension through October 30, 2024 while elsewhere you refer to a deadline of November 30, 2024.

In response to the Staff’s comment, we have revised the disclosure on page 23 and elsewhere of the Revised Draft Registration Statement.

Summary of the Proxy Statement/Prospectus, page 26

5.	We note your response to prior comment 6 and reissue. Please revise your prospectus summary to disclose the determination of the board of directors of the SPAC, the material factors that the board of directors considered in making such determination, and any report, opinion, or appraisal obtained for such determination. Refer to Item 1604(b)(2) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 43 and elsewhere of the Revised Draft Registration Statement.

Risk Factors

We train and fine-tune our AI models using datasets from users or third parties..., page 61

6.	We note your disclosure you may use datasets from users or third parties to fine-tune your AI models. Please tell us whether you solely rely on data from your users or whether you also use data from third parties. To the extent you use both, please revise for consistency.

We note the Staff’s comment and respectfully advise the Staff that, at the initial R&D stage prior to the launch of GIBO.ai platform, GIBO relied on curated datasets of pre-processed text, image, audio and video derived from publicly available online data sources to validate and train its AI models. Following the debut of GIBO.ai, GIBO has solely relied on the data input generated by users to fine-tune its AI models. However, we cannot guarantee that we will solely rely on the data from users and not from any third parties in the future.

In response to the Staff’s comment, we have revised the disclosure on pages 50 and 67 of the Revised Draft Registration Statement.

Proposal 1. The Business Combination Proposals

Basis for the Boards Recommendation - Fairness Opinion, page 138

7.	You disclose on page 140 that your membership will reach 190 million in 2025. Please tell us whether memberships are the same as registered users. If so, revise to clarify as such where you define registered users or alternatively, use consistent references throughout the filing (i.e. registered users) to avoid confusion.

In response to the Staff’s comment, we have revised the disclosure on page 147 of the Revised Draft Registration Statement.

Basis and Assumptions to Financial Projections, page 141

8.	We note your disclosure that for deriving the projections for your membership subscription percentage and fee, you compared yourself against YouTube and ChatGPT. Please revise to clarify whether the comparison was based on when those companies were in the same stage of development as GIBO is now, or based on their current operations, and why such comparisons are appropriate. In addition, for each of the other metrics identified, provide a more detailed discussion of the underlying assumptions regarding the projected increases and why you believe they are reasonable.

In response to the Staff’s comment, we have revised the disclosure on pages 148 to 150 of the Revised Draft Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 165

9.	We note from your disclosures on page 31 that subsequent to December 31, 2024, the Sponsor made five deposits into the Trust Account to extend the Termination Date. Pro forma adjustment (C) appears to only reflect three extension payments. Please revise.

In response to the Staff’s comment, we have revised the pro forma adjustment (B) to include the two extension deposits from September 2024 and October 2024, and also include additional three extension deposits from November 2024, December 2024, and January 2025 from the Sponsor to extend the Termination Date to February 28, 2025.

10.	We note your response to prior comment 13. Please explain further how you considered the conversion of Founders shares into Class B Ordinary shares with super-majority voting rights in your determination that the fair value of the Founders’ shares is the same both before and after the business combination.

In response to the Staff’s comment, we revisited ASC 718-20-35-2A and performed additional analysis accordingly. Based upon additional analysis performed, it was concluded that there was an incremental fair value in Class B ordinary shares with super-majority voting rights and the additional voting rights constituted a modification to the Founder’s equity.

We have revised the Unaudited Pro Forma Condensed Combined Financial Information by including adjustment (K) and (DD) to reflect the incremental fair value of Class B ordinary shares related to the increased voting rights. PubCo Class B ordinary shares, which were granted to the founder group of GIBO shareholders, have the same economic rights as PubCo Class A ordinary shares, but different voting rights. PubCo Class B ordinary shares carry 20 votes per share whereas PubCo Class A ordinary shares carry one vote per share. To evaluate the incremental fair value of Class B shares, the Black-Scholes (“BS”) methodology was applied: i) the stock price volatility applied in BS model was calculated based on selected comparable companies of GIBO with long listing period; ii) the yield to maturity of US government bond whose time to maturity is commensurate with the term until the expected IPO date, which is February 28, 2025, as at valuation date, which is November 30, 2024, was used as the risk-free rate in BS model; and iii) 0% dividend rate was used in BS model because no dividend plan is expected according to GIBO management’s best estimate. Based on the investigation and analysis, the incremental fair value of PubCo Class B ordinary shares that are held by Lim Chun Yen, the Chairman of GIBO, and Kueh Jing Tuang, the CEO and CTO of GIBO, resulted in an estimated compensation charge at the time of exchange for approximately $130.7 million, or $2.50 per share.

Information Related to GIBO

Competitive Strengths, page 199

11.	We note your revisions to “Frequently Used Terms” that define each of your metrics discussed in this section. Please revise your disclosures here to include a cross reference to such definitions.

In response to the Staff’s comment, we have revised the disclosure on page 206 under the heading “Information Related to GIBO” of the Revised Draft Registration Statement.

12.	Please tell us whether you have any fee-paying members in fiscal 2024. If so, tell us your consideration to disclose this measure and in your response, provide us with the number of paying members and the revenue earned from such members to date. Refer to SEC Release No. 33-10751.

It is respectfully submitted to the Staff that GIBO did not have any fee-paying members in the fiscal year ended December 31, 2024.

Our Platform, page 202

13.	Please revise throughout the filing to disclose when the GIBO.ai platform was launched.

In response to the Staff’s comment, we have revised the disclosure on pages 27, 206, 207, 211 and 222 of the Revised Draft Registration Statement.

Our Monetization Models, page 209

14.	We note your revised disclosures in response to prior comment 15 where you indicate that you plan to launch advertising, pay-per-view and membership subscriptions services after your registered users reach 100 million. Please revise to disclose when you anticipate reaching 100 million registered users. In addition, revise to disclose any funding or resources necessary to achieve your monetization plan. Lastly, tell us whether you currently incentivize your content creators or whether you intend to do so in the future and if so, revise to include a discussion of such plans.

It is respectfully submitted to the Staff that GIBO does not currently incentivize its content creators; however, GIBO plans to incentivize its content creators in the future through content creator subscription programs, creator funds and/or ad revenue sharing opportunities.

In response to the Staff’s comment, we have revised the disclosure on page 217 of the Revised Draft Registration Statement.

15.	We note you entered into an IT service agreement for total consideration of $60 million. Please revise to disclose the term of this agreement. In addition, revise Note 2 to Global IBO Group’s financial statements to include the revenue recognition policy related to such services.

In response to the Staff’s comment, we have revised the disclosure on pages 218, F-61 and F-75 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of GIBO

Overview, page 214

16.	Your response to prior comment 20 refers to revised disclosures on page 216, however, it is unclear what revisions you are referring to. While we note your revised disclosure on page 215, such disclosures do not appear to address our previous comment. Please revise your MD&A Overview to include a discussion regarding the current status of your monetization plan and the potential impact to your results of operations, financial condition and liquidity if you are unable to monetize your platform in a timely manner. Refer to Item 5.D of Form 20-F.

In response to the Staff’s comment, we have revised the disclosure on page 223 of the Revised Draft Registration Statement.

Organization, page 215

17.	The revised organization charts provided in response to prior comment 21 include reference to Notes 1 through 7, however, such notes are not included in the filing. Please explain or revise.

We note the Staff’s comment and respectfully clarify to the Staff that the revised organization charts provided in the Draft Registration Statement did not include reference to “Notes 1 through

7.” The cross references to “Notes 1 and 7” made in the section headed “Information Related to GIBO – Recent Sales of Unregistered Securities” on page 221 of the Revised Draft Registration Statement, were included to make reference to the relevant Notes to GIBO’s consolidated financial statements on pages F-57 and F-65 of the Revised Draft Registration Statement, for the purpose of incorporating more details with respect to GIBO’s reorganization and consideration amounts paid by the shareholders of HK Daily.

General

18.	We note your response to prior comment 25 and reissue in part. Please revise to include the relevant disclosure on your cover page and in your prospectus summary discussed in the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021.

In response to the Staff’s comment, we have revised the disclosure on the cover page and pages 45 through 48 of the Revised Draft Registration Statement.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Jing Tuang Kueh, Chief Executive Officer, GIBO Holdings Limited
Arila E. Zhou, Esq., Partner, Robinson & Cole LLP
Ze’-ev D. Eiger, Esq., Partner, Robinson & Cole LLP